SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b)(c), AND
                        (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                              Max Re Capital, Ltd.

                         ------------------------------

                                (Name of Issuer)

                                  Common Stock

                         ------------------------------

                         (Title of Class of Securities)

                                    G6052F103

                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003

             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                                Page 1 of 8 Pages



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CUSIP No. G6052F103                   13G                      Page 2 of 8 Pages


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      College Retirement Equities Fund
      I.R.S. #13-6022-042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                           (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.       SOLE VOTING POWER               2,313,855

      6.       SHARED VOTING POWER             None

      7.       SOLE DISPOSITIVE POWER          None

      8.       SHARED DISPOSITIVE POWER        2,313,855  (shared with its
               investment adviser, TIAA-CREF Investment Management, LLC)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,313,855

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES*  (  )


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     5.121%

12.   TYPE OF REPORTING PERSON*

                                       IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. G6052F103                   13G                      Page 3 of 8 Pages


1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TIAA-CREF Institutional Mutual Funds
      I.R.S. #52-2366608 (Mid-Cap Value Fund)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                           (b) (X)

      See Exhibit A Attached

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED
      BY EACH REPORTING PERSON WITH:

      5.       SOLE VOTING POWER               20,452

      6.       SHARED VOTING POWER             None

      7.       SOLE DISPOSITIVE POWER          None

      8.       SHARED DISPOSITIVE POWER        20,452
               (shared with its investment adviser, Teachers Advisors, Inc.)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     20,452

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  ( )

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     0.045%

12.   TYPE OF REPORTING PERSON*

                                       IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. G6052F103                   13G                      Page 4 of 8 Pages


Item 1(a).     NAME OF ISSUER:  Max Re Capital Ltd.


Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Ascot house
               28 Queen Street
               Hamilton, HM II, Bermuda

Item 2(a).     NAME OF PERSON FILING:

               (1)College Retirement Equities Fund ("CREF")

               (2) TIAA-CREF Institutional Mutual Funds ("Institutional Funds")

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               (1) CREF - 730 Third Avenue
                    New York, N.Y.  10017

               (2) Institutional Funds - 730 Third Avenue
                   New York, N.Y. 10017

Item 2(c).     CITIZENSHIP:

               (1) CREF - Incorporated in New York

               (2) Institutional Funds - Incorporated in Delaware

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e).     CUSIP NUMBER:  G6052F103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      ( )   Broker or dealer registered under Section 15 of the
               Exchange Act.

(b)      ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )   Insurance company as defined in Section 3(a)(19) of
               the Exchange Act.

(d)      (x)   Investment Company registered under Section 8 of the Investment
               Company Act.

(e)      ( )   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. G6052F103                   13G                      Page 5 of 8 Pages


(f)      ( )   An employee benefit plan or endowment fund in accordance with
               Rule 13d-(b)(1)(ii)(F);

(g)      ( )   A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);

(h)      ( )   A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

(i)      ( )   A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act;

(j)      (x)   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.  OWNERSHIP.

(1)      COLLEGE RETIREMENT EQUITIES FUND

         (a)   Amount Beneficially Owned: 2,313,855
         (b)   Percent of Class: 5.121%

         (c) The Board of Trustees of CREF, an investment company, has sole power to vote 2,313,855 shares of common stock and authority to direct the disposition of the 2,313,855 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 2,313,855 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

(2)      TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

         (a)   Amount Beneficially Owned: 20,452

         (b)   Percent of Class: 0.045%

         (c) The Board of Trustees of the Institutional Funds, an investment company, has sole power to vote 20,452 shares of common stock, and authority to direct the disposition of the 20,452 shares of common stock. Teachers Advisors, Inc., the Institutional Funds investment adviser, is authorized to sell the 20,452 shares on behalf of the Institutional Funds in its discretion, subject to the ultimate authority of the Institutional Funds Board of Trustees.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                 Not Applicable

CUSIP No. G6052F103                   13G                      Page 6 of 8 Pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                 Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                             See attached Exhibit A.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:  Not Applicable

Item 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6052F103                   13G                      Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004
                                           COLLEGE RETIREMENT EQUITIES FUND


                                           By: /s/ Stewart Greene
                                               ---------------------------------
                                               Stewart Greene
                                               Chief Counsel, Securities Law

                                           TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

                                           By: /s/ Stewart Greene
                                               ---------------------------------
                                               Stewart Greene
                                               Chief Counsel, Securities Law

CUSIP No. G6052F103                   13G                      Page 8 of 8 Pages

                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

College Retirement Equities Fund - IV
TIAA-CREF Institutional Mutual Funds - IV


The College Retirement Equities Fund and TIAA-CREF Institutional Mutual Funds (the "Reporting Persons") are filing as a group because CREF's investment adviser, TIAA-CREF Investment Management, LLC, is affiliated and employs some of the same investment personnel as Teachers Advisors, Inc., the investment adviser for TIAA-CREF Institutional Mutual Funds. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.